Mail Stop 3561

December 8, 2009

Eric R. Jacobsen
Executive Vice President, General Counsel and Secretary
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, Minnesota 55101

      Re: Gander Mountain Company
              Amendment No. 1 to Schedule 13E-3
              Filed November 25, 2009
              File No. 005-80407

Dear Mr. Jacobsen:

      We have reviewed amendment number one to your Schedule 13E-3 filed November 25, 2009. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Schedule 13E-3

1. We reissue comment one of our November 13, 2009 letter. We note that you have moved the legend to the top of the cover page of your information statement, but you have not also included the legend on the outside cover page of your Schedule 13E-3. Please revise.

Exhibit 99(A) Information Statement

Summary Term Sheet, page 1

2. We note your revisions in response to comment three of our November 13, 2009 letter. Please further revise your summary term sheet to describe Holiday Stationstores, Inc.'s and Gratco LLC's relationship to the company.

Questions and Answers About the Reverse/Forward Stock Split and Related Transactions, page 4

Q: If I continue to hold stock after the Reverse/Forward Stock Split… page10

3. Please revise your discussion under the above header on page 10 to include your estimates of the Holiday Group's and Gratco Group's beneficial ownership of your common stock, assuming all remaining unaffiliated shareholders tender in the Offers to Purchase. In this regard, we note your disclosure in the fifth full paragraph on page 57.

Factors Considered in Determining Fairness, page 23

Absence of Strategic Alternatives, page 24

Self-Tender Offer, page 24

4. Please revise your disclosure on page 24 to reflect the explanation you provided in response to comment 16 of our November 13, 2009 letter.

Litigation Regarding the Transaction, page 57

5. Please provide us a copy of the complaint relating to the shareholder litigation.

*   *   *

You may contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3757 if you have questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Morgan Burns
        Jonathan R. Zimmerman
        Faegre & Benson LLP
        (Via Facsimile (612) 766-1600)